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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

             CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
           UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934,
                   AS AMENDED, OR SUSPENSION OF DUTY TO FILE
                       REPORTS UNDER SECTIONS 13 AND 15(d)
               OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

                                               Commission File Number: 000-28761

                            JAG Media Holdings, Inc.
                            ------------------------
             (Exact name of registrant as specified in its charter)

                         6865 SW 18th Street, Suite B13
                            Boca Raton, Florida 33433
                                 (561) 393-0605
               ---------------------------------------------------
               (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

               Class A Common Stock, par value $0.00001 per share Series 1 Class B Common Stock, par value $0.00001 per share
           -----------------------------------------------------------
            (Title of each class of securities covered by this Form)

                   Common Stock, par value $0.00001 per share
           Series 2 Class B Common Stock, par value $0.00001 per share
                   ------------------------------------------
             (Titles of all other classes of securities for which a
           duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to files reports:

                 Rule 12g-4(a)(1)(i)  [x]      Rule 12h-3(b)(1)(ii)  [ ]
                 Rule 12g-4(a)(1)(ii) [ ]      Rule 12h-3(b)(2)(i)   [ ]
                 Rule 12g-4(a)(2)(i)  [ ]      Rule 12h-3(b)(2)(ii)  [ ]
                 Rule 12g-4(a)(2)(ii) [ ]      Rule 15d-6            [ ]
                 Rule 12h-3(b)(1)(i)  [x]

Approximate number of holders of record of Class A Common Stock as of the certificate or notice date: None (0)

Approximate number of holders of record of Series 1 Class B Common Stock as of the certificate or notice date: None (0)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, JAG Media Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: June 7, 2004
                               JAG MEDIA HOLDINGS, INC.

                               By: /s/ Thomas J. Mazzarisi
                                   ---------------------------
                                   Name:  Thomas J. Mazzarisi
                                   Title: Chairman and Chief Executive Officer